Mail Stop 3561

							January 17, 2006



N. Mahadevan
Secretary and Chief Financial Officer
Mendocino Brewing Company
1601 Airport Road
Ukiah, CA  95482


	RE:	Mendocino Brewing Company
		Form 8-K filed September 8, 2005
		Form 8-K filed January 12, 2006
		File No. 1-13636


Dear Mr. Mahadevan:

          We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Your September 8, 2005 filing reported that Moss Adams would resign at a future date; however, you have not filed an Item 4.01 Form 8-K amendment to report the date that they ceased to be your auditor. Please file an amendment to your September 8, 2005 filing to do so. Alternatively, we would not object if you amended the January 12, 2006 filing to report this information. We would expect the amended filing to state that there were no disagreements or reportable events through the last day Moss Adams acted as your principal accountant, if true. The amendment should also include an undated letter from Moss Adams agreeing with the disclosures or stating why they do not agree.



N. Mahadevan
Mendocino Brewing Company
January 17, 2006
Page 2



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide the representations requested above and file your response to these comments as an EDGAR correspondence file.

	You may contract Robert Burnett, Staff Accountant, at (202)
551-
3330 to me at (202) 551-3841 if you have questions regarding these comments.

							Sincerely,



							Michael Moran
						            Branch Chief

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